Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: September 15, 2020

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

The following is a transcript of an interview of Jason Gorevic, CEO of Teladoc, Mala Murthy, CFO of Teladoc, Jennifer Schneider, President of Livongo, and Glen Tullman, Executive Chairman of Livongo at the Wells Fargo Securities Healthcare Conference on September 10, 2020.

Event Type: Wells Fargo Securities Healthcare Conference

Date: 2020-09-10

Company: Teladoc Health, Inc.

Ticker: TDOC

COMPANY PARTICIPANTS
Jason N. Gorevic
Mala Murthy
Jennifer Schneider
Glen E. Tullman
OTHER PARTICIPANTS
Jamie Stockton - Analyst

Jamie Stockton

All right. I think there might be a little more pre-roll than that, but it doesn't sound like, maybe it's going to play. So how about we go ahead and get started.

For those of you who don't know me, my name is Jamie Stockton. I'm the Digital Health Analyst at Wells Fargo. I'd like to welcome you to the second day of our Virtual Healthcare Conference this year. As you're sitting, we're starting out this Virtual Healthcare Conference on the second day with a presentation or actually a fireside chat with the management teams of Teladoc and Livongo, since these companies are coming together to create what is the leader in virtual care in healthcare globally really, but definitely in the United States.

We are very pleased to have with us this morning Teladoc's CEO, Jason Gorevic; the company's CFO, Mala Murthy; as well as Livongo CEO, Glen Tullman; and President of Livongo, Jenny Schneider. We're going to do a fireside chat format here. And I thought since the Livongo/Teladoc merger, I'm sure, is on top of everyone's mind, that we might get started with some questions about that transaction and also about the Livongo business, since it's something that I'm sure a lot of Teladoc investors are very familiar with at this point, but still very interesting.

Analyst:Jamie StocktonJamie Stockton

Question - Jamie Stockton: They announced this deal early last month and, I guess, maybe my first question is, as far as the strategic sense of putting these businesses together, should investors mostly think about this – and maybe this is for Jason initially – as a transaction that is intended to give Teladoc the ability to cross-sell the Livongo platform into Teladoc's member base, which is much larger. If maybe we can start there, that would be great.

Answer – Jason N. Gorevic: Yeah. Jamie, first, thanks for having us. We really appreciate and all are excited to be here. I think what you described the opportunity to cross-sell the Livongo products into the Teladoc customer base is one of many dimensions that's really exciting about this opportunity. Obviously, with 70 million members, that's a tremendous footprint and gives us a huge opportunity to cross-sell, but it also opens up new dimensions, new product opportunities, new markets to enter.

And really, I think if you step all the way back, the opportunity to provide hope, person (00:02:54) care for the consumer, a single place for the consumer to go for all of their healthcare needs and really reimagine how healthcare is delivered, bringing together chronic care capabilities that Livongo has, the acute and complex care capabilities that Teladoc has, and the sort of deep understanding and combination of data that can enable better care delivery, both from the consumer experience and also from the provider experience.

If you think about the combination of the dataset from the tremendous vital sign (00:03:34) data that Livongo has from hypertension to blood glucose levels, to weight measures, and combine that with the data from 10 million visits this year that Teladoc will do, that presents an unprecedented set of data that we can apply the Livongo really advanced data science to create a whole new care experience and that opens up opportunities for new payment models, new population health models, and fundamentally better outcomes for the consumer.

Question - Jamie Stockton: That's great. I guess, the next logical question that I will typically get from investors is, from a timing standpoint, is this something – you guys have talked about $100 million, I think, of expected revenue synergies maybe by the end of year two and $500 million by the end of year five. Is this a situation where people should expect, okay, this transaction is going to close relatively late this year, the selling season Q2/Q3 next year might be the first point where you're really able to go out with this combined platform, and then we see the real inflection from revenue standpoint maybe in 2022 from a synergy standpoint? Does that sound reasonable?

Answer – Jason N. Gorevic: So I'll start with sort of our approach and maybe, Mala, you can talk a little bit about the timing of realizing those revenue opportunities. First of all, I'd just underscore that those are just the quantified synergies. There are a lot of unquantified synergies that we're still working together on, and I think that will be layered on top of what you just described.

Second, we're really fortunate that the teams are very aligned. In fact, our commercial organizations were ecstatic when we announced the agreement. And we've already signed a commercial agreement, such that we can resell each other's products essentially as if we had a partnership in the market. So our teams are working very closely together, and we've seen tremendous client demand.

Certainly, we will see the biggest part of the impact coming in 2022 as we go to market through the 2021 selling season. But we do expect to see some benefit from it in 2021 and that will increase over time. We're activating both our domestic and international channels, because we really see the international market as just another new frontier for the Livongo products and services.

Mala, do you want to add anything to that?

Answer – Mala Murthy: I think you've captured most of the highlights, Jason. I think the one thing I would remind people is we've talked about the fact that as a business, we are diversified and no longer concentrated on an early bolus, if you will, for the year. And so that's even more reason why, as we think about the synergies, think of it more as a ramp towards 2022, and then on to 2025.

Question - Jamie Stockton: That's great. One of the things that I thought about as you guys put these two businesses together, especially with an emphasis on helping to manage patients with chronic conditions, is the whole component of the model around whether or not you employ providers. And, Jason, you guys at Teladoc had talked about virtual primary care. It's something that you're increasingly focused on as well, and maybe kind of a new offering that you would be going to employers with.

As you move into a more, let's say, durable relationship with patients, does that change the dynamic around whether or not you would want to ultimately employ some of the providers that are interacting with patients on your network?

Answer – Jason N. Gorevic: Yeah, maybe I'll start with the sort of provider network model, and then, Jenny, maybe you can bring to life a little bit of what that looks like for the consumer and the new opportunities for providers to interact and deliver better care.

From a provider network perspective, (00:08:15) a network of independent contractors for a lot of our business. Certainly, the opportunity to take a more longitudinal role with the consumer opens up new employment models that are efficient and can deliver better care. One of the big opportunities, of course, is sort of cross-referral into all of our different products and services that could be beneficial for the consumer, as well as taking on population risk as we step into virtual primary care.

And finally, we see it as our role not only to deliver the care with our network, but also to enable providers in the community, hospitals, health systems to deliver better care using our technology platform. Jenny, you want to...?

Answer – Jennifer Schneider: Yeah, I was going to – thank you, Jason. I was going to add, and I think the big thing to remember is that the underlying data is truly the equalizer. And so what that does is you're now empowering physicians, any physician, with an accurate look real-time data around how a patient is actually doing. That doesn't happen today until you actually step foot in the doctor's office.

And so, what that does is it allows acceleration from the member experience, because we can provide information, recommendations directly back to them off of that data. But flip that around and you've now created electronic health record, if you will, that's actually useful to providers, because you're giving them real-time data about that member. And so the models, I think, really coalesce around the data as the equalizer to allow a variety of different models moving forward.

Question - Jamie Stockton: Okay. Jason, you touched on data, Jenny just talked about data. I think an interesting component of the Livongo story has been how they have kind of built the ingestion of data into the way that they operate. And so, maybe I'd love to hear Glen or Jenny, whoever wants to take it.

As far as integrating, let's say, third-party devices or thinking about situations where maybe you wanted to put your own brand on some of the devices that are gathering some of that data, like how would that journey evolve? Like, if I get on your website, see a lot of devices with Livongo brands on them. I think your platform is also relatively adapted in incorporating data from other devices.

In my view, as telehealth becomes more ubiquitous, at some point I'm going to have a Bluetooth thermometer and a Bluetooth otoscope at home; my kid has an ear infection. And I'd love to hear how you decided whether you wanted to just rely on third-party devices or brand your own devices.

Answer – Glen E. Tullman: Maybe I'll start and turn it over to Dr. Schneider. When we started, Jamie, there wasn't a cellular connected glucose meter that effectively did what we needed to do on the market. So, we had to essentially create one, and that was where the company started. As we continued to develop, you mentioned Bluetooth, we felt that it was much easier for people to use cellular connected devices, because we made it easier for them to stay healthy.

So, for example, Jason mentioned stepping on a scale in the morning. You step on a scale, you don't have to sync anything. The information just comes to us automagically. And similarly on a blood pressure cuff, again, there's nothing to link. You don't lose the link, it's all cellular connected. That said, as we've evolved, we want to meet the member, meet the health consumer wherever they are.

So if you're using Alexa, you can talk to it and get information about your blood pressure or your blood sugar. If you're wearing an Apple Watch, you can connect to that; if you're wearing a Fitbit; so whatever device you have, we're happy to talk to it, and then what we're doing is we're aggregating that data and we're actually looking at the data to personalize it. Maybe that's a good transition to Dr. Schneider, who can talk about how we serve it back to the members.

Answer – Jennifer Schneider: Yeah. Thank you, Glen. I think there's two key components here. One is, as Glen mentioned, we'll take data from the devices that our individual members are using, because it's easier for them. Again, the guiding principle here is to build something that's incredibly simple for our users, our members.

The inverse is that we'll also rely and give personalized data back to the devices that they use. We do that through Alexa, through Fitbit, through our two-way cellular connectivity, through the phone, through text-based messages. We've built that robust system, and I think that's really fundamental. The personalization takes the data that comes in and looks at it from a health standpoint.

But it does something far more interesting than that, which is we understand, Jamie, what motivates you is different from what motivates Jason, different from what motivates Mala. So we use the context around what motivates you. We start to understand your daily patterns, and then deliver that health context in that setting.

So I always say, this is our smarty pants part of the operation, where we have our clinicians next to our data scientists, next to our behavioral economists, and they're coming up with that really deep personalization. The same way when I log on to Amazon now, as from all the home schooling, I'm now prompted to do sixth grade geometry workbooks, right, because they've seen where my style of purchasing is. So we're doing that similarly within healthcare.

Question - Jamie Stockton: Okay.

Answer – Glen E. Tullman: She's not using the sixth grade workbooks, by the way. It's for...

Question - Jamie Stockton: Yeah.

Answer – Glen E. Tullman: ...one of her children.

Answer – Jennifer Schneider: I'm learning, I'm learning.

Question - Jamie Stockton: And, I guess, the logical follow-up to that in my mind is and I already touched on this a little bit. But maybe, Jason, do you think we'll get to the point where an employer signs up for the Teladoc platform and instead of just sending that employee maybe a welcoming packet, the employer incrementally says, hey, we'll put up $50 to $100 to send them a kit, so that they would have some devices that would make it even easier for them to go ahead and use telehealth as opposed to some other more expensive setting of care?

Answer – Jason N. Gorevic: Yeah, absolutely. I mean, we've been talking for some time about the welcome kit of the future being something that every household can use and have it be personalized for the consumer, depending on what their family situation is. So they have sixth graders, who are likely to bring home strep throat, or are they boomers who could benefit from some other devices. There are certainly opportunities for us to do that and, as both Jenny and Glen said, to tap into the devices that they're already using, whether that's the Apple HealthKit or a Fitbit or something like that.

The power here is the collection of data and then the use of that data, as Jenny said, in order to provide really personalized and high impact interventions, whether that's coming through a device or it's coming through a provider that they're interacting with, whether that's a dietitian or a health coach or a physician or a therapist.

Answer – Glen E. Tullman: But, Jamie, just to pile on there, don't think of – you mentioned Teladoc and telehealth; think of Teladoc now as a complete virtual care experience that is very focused on what an individual consumer needs or what her or his family needs. And so, it's a one place to go that the entire range of what they're doing in healthcare, they can now take care of. And that's the magic of this, because, as you know, as the market tried to understand what we had put together, the people who clearly understood it were our clients and our members.

And from day one, they were saying, this is what we've been waiting for. And the idea was we had people call us to say, can we now get Teladoc through you; and Teladoc had people call them and say, can we now get Livongo through you, so we don't have to try to string together this experience our people are having. Finally, you have one experience.

And the physicians feel the same way, which is they can look at a screen and they can essentially see what's now going to be a virtual electronic health record of here's the person I'm talking to and here's what's happening in their body right now through a continuous glucose monitor and here is and here's what happening in their body right now through a continuous glucose monitor, and here's what they did yesterday and here's their trend on whether they're gaining weight, and that's all right there. So, they can deliver much better care.

So this is really a reimagining of healthcare. That's what – it's not just about being the largest and global, and it's not just about delivering this very consumer-centric care. It's about reimagining here the way we all thought it could happen. I think that's what Jason's vision was when we put this together.

Question - Jamie Stockton: That's great. All right. So we've spent a little more than half of the presentation talking about the merger. I'd like to spend a little bit of time talking about maybe a little bit more of the legacy Teladoc business. And, I guess, maybe my first question, this is very common one I get from investors, is around membership level.

Teladoc's got about 50 million people who are paying a subscription, their employer typically or the health plan is, to be on the platform. You've got about 20 million individuals where you're only getting a visit fee, but it tends to be enhanced. How much runway is left for member growth? That is a very common question that I get from here.

Answer – Jason N. Gorevic: Well, I would say there is still a tremendous amount of runway across multiple segments. We've proven our ability to grow in the government programs. We are still, in most of our clients, not fully penetrated in their entire populations. There is a tremendous amount of the market that hasn't stepped and sort of leaned into virtual care, but rather in the past it's been sort of a check the box telehealth offering. And together with Livongo, we're offering something that is category defining and, in fact, probably paradigm shifting in terms of the offering. So, I would say there's still tremendous whitespace and, of course, as a global organization, the global population, we're still just scratching the surface.

Answer – Mala Murthy: And also, Jamie, as we showed back in March on our Investor Day, even just within our own existing clients, we said there is runway of over 70 million additional members. Now, obviously, through the pandemic, as you know, we have seen a tremendous unprecedented increase in membership, but there is still a tremendous runway ahead of us, even without getting additional clients.

Question - Jamie Stockton: Do you think it would be fair for people to think about the member growth from here as being disproportionately government? Whether it's MA (00:20:48), I guess, I would also throw into that bucket of government, or I know a big source of growth for you this year has been I think managed Medicaid, which I would also consider kind of government as opposed to what has historically been a big source of growth, which is the traditional commercial market.

Answer – Jason N. Gorevic: With only 25% client overlap, there's a tremendous amount of cross-sell opportunity here. So, as we looked at it, the two companies were actually – the management teams were very surprised at how little client overlap we had. So, I would say – and most of that on the Livongo side is commercial, in fact, almost all commercial, with the exception of some of the – when you say government that's government as an employer, not government as a sponsor from a Medicare or Medicaid perspective.

And we still see a lot of opportunity. In fact, we're seeing a lot of commercial opportunity in what I think, Jamie, you would probably call takeaway opportunities from legacy telehealth companies, where a payer maybe went with a more narrow, low-cost alternative, and now this situation over the last five or six months has really shined a light on the deficiencies there. And so, we're seeing opportunities for takeaways accelerate at a rate that we haven't seen previously. And that's primarily commercial.

Question - Jamie Stockton: Okay. I'd like to talk about utilization, which has, obviously, been very strong this year as a result of the pandemic. I think you guys said on your June quarter call that even excluding Livongo that you thought the business would grow 30% to 40% next year. I mean, you hadn't (00:22:51) announced the Livongo deal at that point. I guess – and maybe this is question for Mala, but from a utilization standpoint, what was the high-level assumption that was embedded into that? Are you holding the line with kind of the step-up utilization we've seen this year? Just any color around that would be great.

Answer – Mala Murthy: Nice try, Jamie. You know I won't go into the details of what our utilization assumptions are for next year. What we've tried to do is, as you saw, we gave some color on the intramurals of how utilization was progressing as we went through the second quarter. And we talked about how there was an initial steep acceleration in our visit volumes. Then, in the middle of the quarter things stabilized a little bit, before reaccelerating again. And we saw how our visit volume showed strength even in those periods of stabilization at about 40% plus levels relative to pre-COVID levels of visit volume.

It is an evolving situation as you know. It is fluid. We will continue to monitor, there are various dynamics, shelter-in-place, $0 co-pays, the upcoming flu season, and the severity of that. So there are multiple dynamics that will inform the exact utilization, but we have already factored all of those, as we always do, prudently as we think about next year. I'm not going to go into more details on exactly what is underpinning that.

Question - Jamie Stockton: Okay, great. Maybe just one more question on the utilization front, not about 2021. A lot of the growth in business that you've seen has been in the visit fee-only – or I'm sorry. Yeah, you've seen pretty strong growth, not a lot of it or not the majority of it, but you've seen pretty strong growth in visit fee-only. And so, I guess my question around that is, you added a lot of visit fee-only members from United last year. You also have the CVS relationships that have been ramping up. I know the answer is probably both, but I'd love to know if one or the other has been a bigger contributor to the growth in the visit fee-only visits that you've seen this year?

Answer – Jason N. Gorevic: So, the United, obviously, with just the sheer magnitude of the population, has been a larger portion of the growth for visit fee-only. We continue to see strong growth from the CVS channel, but that's still a direct-to-consumer CVS-marketed initiative as opposed to the United population, where we're embedded for millions of members directly into the United consumer experience, deeply integrated into their app, as well as their Web portal. So, no surprise that that is the largest portion of our visit fee-only volume.

Question - Jamie Stockton: Okay. We've got a few minutes left. I'd love to focus on BetterHelp, just because I think it's obviously been a big source of growth for you guys for the legacy Teladoc business for a number of years. I often tell people that – I listen to a lot of podcasts and I can't listen to a podcast without hearing a BetterHelp ad. So, I guess, my question there is, have you guys just decided to go all in on that platform this year?

I kind of imagine that when you saw the uptick in utilization and you were getting more gross profit dollars as a result of that and the member growth, that one of the internal decisions that was made was we're just going to plow a lot of incremental spend into growing this product as we feel like behavioral is such a good opportunity. Any color on that would be great.

Answer – Jason N. Gorevic: Well, the first thing I'll say is that I got the same feedback from Jenny and Glen. They listen to a lot of podcasts, too, and they hear the BetterHelp ads. Jamie, I would say, the more we optimize our customer acquisition in BetterHelp, the more confident we feel in investing in that channel. And so, what we've seen is this virtuous cycle of getting more efficient with our marketing spend for that channel, and therefore, we're able to invest more in it, and we see the profitability in that business improving significantly.

So, all of those things are working together as we deliver better outcomes, and therefore, greater member tenure and lifetime value of a number. So, all of that works really well together. And, of course, you saw advertising channels – as was very well noted in the news, advertising channels became less expensive during the pandemic, opening up an opportunity for us to take advantage of that window.

Answer – Mala Murthy: Yeah. Another thing also, Jamie, I would say is, we talked about the broad-based momentum in our business and that broad-based momentum includes the BetterHelp business. So, when you talk about leaning in and going all-in, I would say we're seeing tremendous demand for our services and we were seeing tremendous demand for BetterHelp services even prior to the pandemic. We've talked about how virtual care is so uniquely suited for mental health, given the stigma surrounding it. And so, we are investing where there is demand, and we are really pleased with the momentum of the business.

Question - Jamie Stockton: Quickly, as we're basically at time, do you think BetterHelp gets broad reimbursement at some point? Kind of like we've seen – I know there are two layers of the onion there. There's whether or not a health plan covers behavioral and then, oh, by the way, there's telehealth. Do you think we see broad reimbursement in some reasonable period of time for that?

Answer – Jason N. Gorevic: I probably won't parse through whether it's BetterHelp that gets reimbursement or something else. What I would say is there's broad momentum behind reimbursement for virtual care services, and that's coming from both sides of the aisle, as well as from HHS and the payers. So, again, I'm not smart enough to get granular to the point of what's going to be reimbursed and what's not. But I would say that there is clearly, clearly broad-based momentum behind that and support. I don't think the horse is going back in the barn on that.

Okay. That's great. Thank you all for your time. I hope everyone has a wonderful day. Thank you.

Thank you.

Thank you.

Thank you, Jamie.